Exhibit 99.1
CONSENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM
We consent to the incorporation by reference in Registration Statements on Form F-3 (File Nos. 333-14102, 333-91034, 333-99073 and 333-126120) of SK Telecom Co., Ltd. of our reports dated June 8, 2007, relating to the consolidated financial statements and management’s report on the effectiveness of internal control over financial reporting, appearing in the annual report on Form 20-F of SK Telecom Co., Ltd. for the year ended December 31, 2006 and to the reference to us under the heading “Experts” in the Prospectus, which is part of these Registration Statements.
/s/ Deloitte Anjin LLC
Seoul, Republic of Korea
June 29, 2007